11017002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH. D.C.
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIDGEVIEW CAPITAL, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 SOUTH 400 WEST SUITE 220
(No. and Street)

SALT LAKE CITY (City) UT (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAYNER BATES & JENSEN
(Name – *if individual, state last, first, middle name*)

510 SOUTH 200 WEST, STE 200 (Address), SALT LAKE CITY (City), UT (State) 84101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Burton Stohl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgeview Capital, LLC, as of Feb 25, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
Rachael N. Niusulu
90 South 400 West, Ste. 200
Salt Lake City, Utah 84101
My Comm. Exp. Sept. 17, 2011
STATE OF UTAH

C. Burton Stohl
Signature

Managing Director
Title

Rachael N. Niusulu
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2010

RIDGEVIEW CAPITAL, LLC

CONTENTS

Stayner Bates & Jensen P.C.
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Ridgeview Capital, LLC
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Ridgeview Capital, LLC as of December 31, 2010 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgeview Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 12 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 21, 2011

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah 84110-2995

RIDGEVIEW CAPITAL, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents (Note 2)	$ 10,841
Advisory and other fees receivable, including interest (Note 2)	1,366,667
Property and equipment, at cost, net of accumulated depreciation of $95,366 (Notes 2 and 3)	-
TOTAL ASSETS	$ 1,377,508

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$ -
MEMBERS' EQUITY	
Common interest member contributions	17,970
Preferred interest member contributions (Note 6)	330,000
Retained earnings	1,029,538
TOTAL MEMBERS' EQUITY	1,377,508
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,377,508

The accompanying notes are an integral part of these financial statements.

RIDGEVIEW CAPITAL, LLC
Statement of Income
For the Year Ended December 31, 2010

REVENUES	
Interest income	$ 80,000
TOTAL REVENUES	80,000
OPERATING EXPENSES	
Depreciation and amortization	2,295
Legal and professional	7,608
Office, telephone, and supplies (Note 7)	6,000
Other expenses	848
TOTAL OPERATING EXPENSES	16,751
NET INCOME	$ 63,249

The accompanying notes are an integral part of these financial statements.

RIDGEVIEW CAPITAL, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2010

	Common Interest Member Contributions	Preferred Interest Member Contributions	Retained Earnings	Total Members' Equity
Balance, December 31, 2009	$ -	$ 330,000	$ 966,289	$ 1,296,289
Member contributions for the year ended December 31, 2010	17,970	-	-	17,970
Net income for the year ended December 31, 2010	-	-	63,249	63,249
Balance, December 31, 2010	$ 17,970	$ 330,000	$ 1,029,538	$ 1,377,508

The accompanying notes are an integral part of these financial statements.

RIDGEVIEW CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 63,249
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	2,295
Changes in operating assets and liabilities:	
Increase in advisory and other fees receivable	(80,000)
Decrease in accounts payable and accrued expenses	(3,514)
Net Cash Used in Operating Activities	(17,970)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions by members	17,970
Net Cash Provided by Financing Activities	17,970
NET CHANGE IN CASH AND CASH EQUIVALENTS	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,841
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 10,841
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of Ridgeview Capital, LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah as Harvest Growth Partners, LLC on June 6, 2003. The Company subsequently changed its name on November 12, 2003.

The Company's corporate finance activities include mergers and acquisitions, corporate restructuring, fairness opinions and other financial advisory services. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Advisory and Other Fees Receivable

Advisory fees receivable, including accrued interest, due from a single entity totaled $1,366,667 at December 31, 2010. No allowance for bad debts is deemed necessary as management expects the full amount to be collected.

e. Concentrations of Credit Risk

The Company maintains its cash in federally insured bank accounts. The Company's accounts are all within the FDIC insurance limits. As such, the Company does not anticipate any losses on its cash accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Leasehold improvements are amortized over the life of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Computers, equipment and software	3-5 years
Furniture and fixtures	5 years

g. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred.

h. Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

i. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

Computers, equipment and software	$ 23,162
Furniture and fixtures	72,204
Total	95,366
Less: accumulated depreciation	(95,366)
Property and equipment, net	$ -

Depreciation expense on property and equipment was $2,295 for the year ended December 31, 2010.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2010, the Company had net capital of $10,841 which was $5,841 in excess of its required net capital of $5,000.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Expense Sharing Agreement - Office Space

The Company is obligated under an expense sharing agreement with a related company for its office space in Salt Lake City, Utah and other expenses. Monthly payments under the agreement are $500. The term of the agreement expires December 31, 2011, and renews automatically for additional one-year terms unless terminated by either party (see also Note 7 below). The future minimum payments are as follows:

For the Years Ending December 31,	
2011	$ 6,000
2012 and thereafter	-
Total future minimum payments	$ 6,000

Operating Leases - Other

The Company is obligated under two separate lease agreements for office equipment. Combined monthly lease payments are $453. The lease terms expire in March 2011 and February 2013. The monthly lease payments are currently being paid by a related company. The Company is still liable on these lease agreements, however, through the end of the lease terms, if the related company fails to make the monthly payments.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (Continued)

Preferred Member Interests

During 2003, certain preferred members contributed equity of $330,000 ("Preferred Interests"). These preferred interests in the Company are to receive profit distributions, if and when profit distributions are made, up to an "Agreed Upon Return" equal to 2.5 times their original contribution amount. If the Company has not distributed this Agreed Upon Return by the eighth (8th) anniversary date of the original contribution, the Company will deliver to each holder of the Preferred Interests an unsecured promissory note representing such holder's portion of the unpaid amount of the Agreed Upon Return in exchange for the redemption and cancellation of such Member's Preferred Interests. Each promissory note shall be subordinated to all other indebtedness of the Company and shall bear interest at the rate of eighteen percent (18%) per annum until paid in full.

NOTE 7 - RELATED PARTY TRANSACTIONS

Effective January 1, 2009, the Company entered into an expense sharing agreement with a related company. Under this agreement, the Company is required to pay $400 per month for office space and $100 per month for telephone and other expenses. The term of this agreement expires December 31, 2011, and renews automatically for additional one-year periods unless terminated by either party. Pursuant to this agreement, the Company has recorded office, telephone, and other expense of $6,000 for the year ended December 31, 2010.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2011, the date which the financial statements were available to be issued.

RIDGEVIEW CAPITAL, LLC

Computation of Net Capital Requirements Pursuant To Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 1,377,508
Non-allowable assets (see page 14)	(1,366,667)
NET CAPITAL	$ 10,841
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ -
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 5,841
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 10,841
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities net of deferred income taxes payable and deferred income	$ -
Percentage of aggregate indebtedness to net capital	0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 10,841
Audit Adjustments	-
NET CAPITAL PER AUDIT REPORT	$ 10,841

RIDGEVIEW CAPITAL, LLC
Non-Allowable Assets
December 31, 2010

NON-ALLOWABLE ASSETS

Accounts receivable	$ 1,366,667
Property, equipment and leasehold improvements, at cost, net of accumulated depreciation of $95,336	-
	$ 1,366,667

PART II

RIDGEVIEW CAPITAL, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2010

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Ridgeview Capital, LLC
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Ridgeview Capital, LLC (hereafter referred to as the "Company") for the year ended December 31, 2010, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. We did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah 84110-2995

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2010 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 21, 2011

PART III

RIDGEVIEW CAPITAL, LLC

STATEMENT OF SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2010

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Ridgeview Capital, LLC
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Ridgeview Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ridgeview Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ridgeview Capital, LLC's management is responsible for Ridgeview Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check register and bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah 84110-2995

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 21, 2011